                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   AMENDMENT 1
                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               SYNERGY 2000, INC.
                               ------------------
        (Exact name of small business issuer as specified in its charter)


                Delaware                                  64-0872630
----------------------------------------      --------------------------------
(State of incorporation or organization)      (IRS Employer Identification No.)

                   2815 Cox Neck Road, Chester, Maryland 21614
                 -----------------------------------------------
                    (Address of principal executive offices)

                                 (410) 643-8320
                                 --------------
                                   (Telephone)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

                             COMMON STOCK, par $.001
                             -----------------------
                                (Title of Class)



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INFORMATION REQUIRED


Item 1. Description of Business.

        Reference is made to the Glossary at the end of this Business section for a definition of certain terms.

Introduction

Synergy 2000 Inc. (the "Company") since January, 1997 has been engaged in the business of providing consulting and management services relating to information systems. It is also a reseller of software in most instances arising from its consulting service. To date, a substantial portion of revenues have been provided from clients and customers seeking solution to problems relating to the year 2000 ("Y2K"). The Company also provides broad based advisory services in connection with the organization and management of information departments of clients. ("Management Advisory Services")

Some computer applications and computer software recognize any year ending in "00" as "1900". Additionally, many computers were manufactured with built-in programs or embedded chips which recognize twentieth century dates only. As a result there is potential for computer programs and hardware not to function or function incorrectly upon January 1, 2000. For example, a billing system that does not recognize a date containing 2000 may not send bills or notices after December 31, 1999. For example, medical equipment which operates on a computer with timing software may cease to function altogether. This problem could result in the inability of a client to operate its business profitability or possibly not at all. Industry and government have undertaken significant programs to make certain that computer systems are Y2K complaint. The Securities & Exchange Commission requires disclosure of Y2K problems of public companies.

Finally, the Company is seeking to diversify its business and in June, 1998 formed a joint venture corporation - Argos 2000, Inc. ("Argos") to market software for certain aspects of the auto insurance industry (See Item 7). The Company also desires to increase its Management Advisory Services.

The Company's principal office is located at 2815 Cox Neck Road, Chester, Maryland 21614 and its telephone number is 410-643-8320. The Company was formed in February 1996 and began operations in 1997. It has not experienced a consolidation, merger, bankruptcy or other material reclassification.

Nature of Company's Products or Services Offered.

The Company has identified multiple niche tools and services specifically for the Year 2000 marketplace for each computer platform (mainframe, PC's and client server). The identification of these multiple products and services allows the Company to pick and chose the best solutions for the client's needs. The Company's strategy for its Y2K


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business includes entering into arrangements with software developers providing products to solve Y2K problems. These arrangements are generally oral and informal. A part of the arrangement the Company acts as a reseller of software in connection with its contracts with clients and in some instances merely resells the software. The supplier on the other hand may provide technical support and training either directly to the Company or to the Company's clients.

To perform its agreements the Company utilizes a pool of independent consultants, generally programmers, engineers and project managers, who act as independent contractors or are subcontracted to the client. The costs of consultants are paid pursuant to the agreement with or direct by the client. The personnel are hired as independent contractors on a "per contract" or "task order" basis; whereby, the scope of work given and payment made to each person is based upon the work assignment in Synergy's project scope of work.

The Company has entered into a variety of arrangements to assist its clients to solve their Y2K problems. These range from simply providing software developed by others, consulting on various aspects of Y2k compliance program or managing the entire program. In some instances the Company may sell the required software and provide consulting and management services.

The Company offers its services to clients with diverse operating systems, computer language and hardware systems, operating systems included. Microsoft Windows 3.1, 95 and 97, MVS/ESA, OS/390, AS/400, and other related systems. Language support includes COBOL, RPG/400, PL/1, Natural, Assembler, Visual Basic and some 4GLs. Major databases supported include Oracle, Sybase, DB2/400, Informix, Ingres, and Access. Hardware serviced includes, Pentium PC's, SUN, Hewlett-Packard, NCR, and IBM platforms.

Synergy 2000 offers the newly introduced "DESKTOPS Unlimited" service which, through the use of automated tools, scans the hard drive of desktop computers for recognizable software programs which are known to be vulnerable to date dependencies. The system provides an on-screen display of the risks identified, compiles lists of programs which need fixes and suggests remedial action.

Marketing

The Company markets its products through the efforts of its President and Executive Vice President and independent sales representation who are paid a retainer and commission on clients introduced to the Company by them. It has been endorsed by or named as a preferred provides of Year 2000 solutions by the National Food Processor Association, Counsel of Insurance Agent and Brokers
(CIAB), and the Professional Insurance and Agents of America (PIA), mong others.

During 1997 and 1998 the Company derived more than 5% of its revenues from several customers. In 1997 the Company derived over $160,000 of its revenues from a contract

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for Management Advisory Services with Jefferson Pilot Insurance Company. In 1998 based on unaudited results the Company derived approximately $300,000 (approx. 22%) of its revenues from Marsh and McLennen Companies, Inc., $635,000 (approx. 45%) from Zenith Insurance Company and $100,000 from Burlington Insurance Group, Inc. The Company, however, does not believe this to be necessarily significant as the Company derives its revenues from performing agreements all of which are relatively short term. Once a project is complete the Company must obtain a new project to replace it. To date, the Company generally has been able to enter into new projects with new clients.

The Company believes its multi platform approach utilizing different products and approach for the Y2K solution, enables it provide services to a broad range of clients.

Employees

The Company has only three full-time employees. Two of these are the President and Executive Vice President while the third is an administrative assistant. The Company's services are provided by independent consultants engaged by the Company or client as needed to perform the Company's contracts. The Company also engages independent sales representatives to market its services.

Intellectual Property

The Company does not develop its own software and has no copyrights or patents.

Competition

The Computer consulting business and management advisory business are highly competitive. Competition is generally based on cost and technical ability. The Company is not significant factor in the business in which it operates. Many of the Company's competitor have significantly greater financial and other resources.

Description of Y-2K Arrangements

The Company has contracted with Nevamar, a Division of International Paper to provide Y2K conversion of the client's mainframe program. The Company will utilize mainframe tools from Computer Information Services. Day to day management of the project will be provided by consultants to the Company. The project involves several phases from analysis of database, to modification of applications and data and testing. The Company will be paid a fee upon completion of every phase.

An agreement was entered with Zenith Insurance. The project involved Y2K solution multiple client servers and P.C. workstations. The Company will use IST Year 2000 Analysis Suite for the project. The Company will be paid a fee for services in various installments. The projects will be managed by independent consultants contracted by the Company(Synergy). The project was completed ahead of schedule.

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The Company has entered into an agreement with Stanislaus Food Products to provide Y2K conversion services for their client server and embedded systems using Convert-Tech analysis and remediation capabilities and EQE engineering services for the embedded systems. The Company will be paid a fixed fee for a fixed scope of work.

The Company entered into agreement with Marsh and McLennen Companies, Inc. to sell software for Y-2K solution to this client and provide training. It is also entered into agreement with American Power for the sale of software.

Management Advisory Services

In 1997 the Company completed a Management Advisory Services agreement with Jefferson Pilot Insurance Company. Pursuant to the Agreement the Company provided advise concerning the clients' information technology department recommending selection of technology and software and advisory of staff organization and personal choices.

Insurance

Argos has developed an insurance processing system ("Argos System") specifically for the automobile insurance market place. This system provides a fully automated policy administration system for non-standard automobile insurances policies. Argos, through its license, has acquired the exclusive rights to the Argos Systems to fill a need in the insurance market for technology to process non-standard automobile insurance and to fulfill in part the Company product development plan for the insurance marketplace. The target clients are small insurance companies and managing general agents (large insurance agencies that represent various insurance companies in the market place). Argos will enable Synergy 2000 clients to rapidly enter the sub standard automobile insurance market. The system has the technical flexibility to scale up or down according to client size and to expand to other product lines beyond non-standard auto line. The non-standard auto insurance market is a unique niche with a lack of software providers.

                                       5

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                                    Glossary


Applications: Software programs that enable the computer to provide useful work, usually industry or company specific, such as inventory control, attendance tracking, policy processing, etc.

Applications Maintenance: Once an evaluation is developed, any activity to keep programs running and in satisfactory condition: including upgrades, elimination of faults and bugs and other corrections and repairs.

Automated Tools: A software program that will aid a programmer in the development or repairing of software or hardware.

Client/Server: The relationship between machines in a communications network. The client is the requesting machine; the server is the supplying machine.

Computer Code: The set of statements that outlines the way in which functions may be performed and date represented. The computer rules used to convert data from one representation to another.

Databases: A collection of data in a centralized library, made up of related date and records.

Dead Code: Computer code that is no longer used but still resides on the system. Generally, should be identified and eliminated or archived.

Hardware: The physical equipment of the technology world including magnetic, electronic and mechanical devices such as mainframes, PC's, servers, printers, etc.

Languages: A way of passing information to the computer other than through direct code. Set of rules, conventions and representations used to convey information, process and procedures. Examples include FoxPro, PowerBuilder, COBOL, and RPG..

Local Area Networks: A communications network linking various hardware devices within a facility using continuous cable or in-house voice/data system.

Mainframe: The largest and most costly class of computers used for running large data processing operations with millions of transactions and large databases.

Open Systems: A computer or operating design for which detailed specifications are provided by the manufacturer, allowing other vendors to produce compatible hardware and software.

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Operating System: The master set of programs that manage the computer. Controls input and output to peripherals such as screens, keyboards, etc., among other things.

Proprietary Hardware: Specific hardware dedicated to a set of pre-defined applications that cannot be used for other purposes.

Software: Instructions that direct the hardware to do work.

Software Applications: Programs that are written to perform specific tasks.

                                       7



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Item 2. Management Discussion and Analysis

Introduction

The Company revenues are derived from the performance of consulting and management arrangements. These arrangements generally last several months and generally are not with the same client. The Company's future revenues are always dependent upon obtaining additional contracts.

Statement of Operations September 30, 1997 to September 30, 1998 (unaudited)

The Company's revenues or fee bills was approximately $1,458,000 for the nine months ended September 30, 1998 compared to approximately $377,790 comparable period in 1997. The increase was due primarily to increase in the number of consulting arrangements entered into by the Company as well as increased revenues derived from the sale of software.

The Company's operating expenses during the nine month ended September 30, 1998 were $1,307,295 compared to $353,030 during the comparable period. The increased expenses were primarily attributable to the increased volume. The increase in pre tax and after tax net income is primarily the result of increased volume.

The Company does not believe that 1997 is a representative year as the Company did not commence operations until January 1997. A substantial portion of its activities in 1997 were devoted to start-up activities. During this period the Company incurred marketing and other expenses arising prior to substantial income producing activities.

The Company is not aware of any adverse trend that will adversely affect its revenues in 1999. The Company relies on programmers to perform its contracts and from time to time there have been shortages of programmers. The Company has not in the past nor does it anticipate any difficulty in the immediate future in obtaining programmers. Any change could result in increased fees paid to consultants.

The Company revenues beyond 1999 are dependent upon its ability to diversify beyond offering Y2K services.

1997 Compared to 1996 [Audited]

During 1996 the Company had no income and only nominal expenses of less then $500. The Company commenced operations in 1997 and had revenues of $480,335 and expenses of approximately $479,000 resulting in pre tax net income of approximately $1,360 and after tax net income of $353.

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Liquidity

The Company's working capital was approximately $421,000 as of September 30, 1998 compared to approximately $300,000 at December 31, 1998. The increase was primarily attributable to accounts receivable arising from increased revenues.

The Company has derived its cash from operations and the sale of shares. The Company believes its cash is adequate for its operations for the foreseeable future.

Item 3. Description of Property.

The Company rents executive office space in Washington, D.C. and Pasadena, CA on a month-to-month basis. The officers also operate offices from their homes. No property is owned directly by the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Shareholders owning more than 5% of the common stock of the corporation and the number and percent of outstanding shares owned as of December 31, 1998 are as follows:

                                                                     Percentage
                                         Number of                   Of Company
Name of Shareholder                      Shares Owned                Owned
-------------------                      ------------                ----------

Eli Dabich, Jr.                          3,780,000                   36%
2815 Cox Neck Road
Chester, Maryland 21614

Jeanette T. Smith                        2,520,000                   24%
225 South Lake Avenue
Pasadena, CA 91101

Michael York                             2,200,000                   21%
160 Cypress Avenue
Hermosa Beach, CA  90254

William Tabor*                             625,000                   6.1%
1479 Old Robinson Road
Louisville, Mississippi 39339

*These Shares are beneficially owned by William Tabor but held of record by Mr. Tabor and other affiliates or associates of Mr. Tabor

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

Item 5. Directors, Executive Officers, Promoters and Control Persons.


Eli Dabich, Jr.            -        President and Director
Jeanette Tebrich Smith     -        Exec. Vice President, Secretary and
                                    Director
Virgil Pittman             -        Director

ELI DABICH, JR., age 59, is President and a Director of Synergy 2000. He oversees operations and participates in sales and marketing activities. A 1963 graduate of the U. S. Naval Academy, Dabich earned his B.S. in Engineering and served in the Navy, initially as a naval aviator. He earned the M. S. degree in Administration from George Washington University in 1970, and during the period from 1968-1970, he taught chemistry and computer science at the Naval Academy.

From 1970-74, Dabich served as a marketing representative with IBM. From 1974-82, he worked as senior vice president of Sun Life Insurance Company in Baltimore, where he was responsible for data processing and administrative services. From 1982-88, Dabich served as executive vice president for administration and finance for Maryland Casualty Company. There, he was responsible for over 600 people and a budget of $50 million. Responsibilities included information systems, human resources, agency automation, software development, and systems and administration. From 1988-90, he served as National Director of Insurance Consulting for Coopers & Lybrand.

From 1990-93, Dabich was senior vice president of Nationale Nederlanden, North American Corporation, in Washington, DC. There, he was responsible for the operations of thirteen property and casualty insurance companies in the US and Canada having $2.5 billion in premium revenue. From 1993-95, Dabich served as senior vice president and Chief Administrative Officer for TIG Insurance Company (a TransAmerica Insurance company), where he was responsible for administrative services, human resources, information systems and other related duties. In 1996 in Baltimore, Dabich started a personal consulting practice in the field of information processing, which ultimately led into the development of a network of professional information systems practitioners and the development of Synergy 2000.

JEANETTE TEBRICH SMITH, age 50, Executive Vice President, Secretary and a Director of Synergy 2000 serves the company in operations and administration. She earned the B. A degree in History/Education at UCLA and worked for Greyhound Personnel Services from 1977-80, where she served as regional manager. From 1980-86, Smith served as Vice President Human Resources & Administration for Bekins Moving and Storage in Glendale, CA. There, she directed human resources for headquarters and field locations. From 1986-95, Smith served as Assistant Vice President, Human Resources, for TransAmerica Insurance Company in Los Angeles, CA, where she provided support to field

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human resource managers nationally. Her key responsibilities included enhancement of employee relations, training, salary and benefits administration, organization development and employment.

In 1995, Jeanette Tebrich Smith formed a personal consulting practice and network in association with Eli Dabich and others. She consulted in the areas of corporate restructures and relocation, human resources, team building, recruiting, resolution of employee conflicts, and other related topics. The consulting practice led to recruiting of computer programming specialists needed by customers to resolve computer date-change program problems. In 1997, she joined Synergy 2000.

VIRGIL L. PITTMAN, JR., age 57, is a director of Synergy 2000. He received his
B. S. degree in Physics and Math from Northwestern Louisiana State University in Natchitoches, LA in 1964. He joined the Navy and worked in data gathering and systems development. He has held several management positions in the insurance field including vice presidential posts with USAA, Equitable, and Nationwide Insurance. In 1987, he joined Fireman's Fund Insurance where he serves today as Senior Vice President. There, he is responsible for management of billing and collection of $3 billion in annual premiums for the company. He is widely known for his experience and capability in the information management field. He became a director of Synergy 2000 in 1997.

Each director holds office for a term of one year or until his or her successor is elected and qualified.

Item 6. Executive Compensation.

The following table sets forth all compensation paid by the Company during 1997 and 1998 to those persons who were employed during such year as (i) the chief executive officer and (ii) an executive (other than the chief executive officer) whose annual compensation exceeded $100,000.

Name and Principal                                                  Annual
Position                                Year                     Compensation
-------------------------               ----                     ------------
Eli Dabich, Jr.                         1997                     $110,000
President, Chief Executive
Officer

                                        1998                     $100,000


Jeanette Tebrich Smith                  1997                     $106,000
Executive Vice President

                                        1998                     $106,000


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The Company entered into one year employment agreements with Eli Dabich Jr. and
Jeanette Tebrich Smith as president and executive vice president respectively. The agreement provide for the payment of an annual salary of $110,000 and $106,000 to Jeanette Tebrich Smith. The agreements expires in March, 1999 . It is anticipated that new employment agreements will be entered into upon terms to be determined.

Item 7.  Certain Relationships and Related Transactions.

Disclosure as to relationships existing among officers, directors and shareholders:

On the date of incorporation, February 21, 1996, five million (5,000,000) shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor. On October 1, 1996, four million shares (4,000,000) were issued to Corporate Service Group (controlled by Tabor) for corporate development and management support.

On January 17, 1997, current management joined the company and obtained control of the company from Corporate Service Group and Tabor. Of the 9,000,000 shares owned by Corporate Service Group and William E. Tabor, a total of 8,500,000 shares were returned to the treasury and canceled for a consideration of $67,000. Eli Dabich, Jr., current President and Director, purchased 3,780,000 shares of common stock at par value totaling $3,780, and Jeanette T. Smith, current Executive Vice President, purchased 2,520,000 shares of common stock at par value or $2,520. At the same time, Michael York acquired 2,200,000 shares for a consideration of $100,000.

Corporate Service Group ("Corporate Services"), an affiliate of Mr. Tabor, performed services for Synergy 2000 for a fee. The services were generally related to compliance and shareholder matters. Total fees earned by Corporate Service Group from Synergy Securities 2000 in 1997 and 1998 were $77,451 and $33,000. An additional $67,000 was paid to the Tabor Group in January, 1997 for redemption and cancellation of shares as described above.

In June, 1998 the Company formed Argos to market software programs for the insurance industry. In connection with the formation the Company contributed 200,000 shares of its common stock and received 51% of Argos. Argos Technology, Inc. ("ATI") the other major shareholder received 39% of the shares of Argos and granted Argos an exclusive license to market the Argos Systems. A majority of the shares of ATI are owned by CarNet a corporation controlled by Michael York, a principal shareholder of the Company.

The license is for an initial term of ten years and provides for a royalty of 10% of the sales revenue of Argos. The license contains sales commitments of Argos Systems by June 30, 2000. If the Company has not sold ten of the systems by June, 1999, ATI will receive 75,000 share of the Company's common stock contributed to Argos by the Company. If the additional ten units are not sold by June 30, 2000 an additional 75,000 shares will be transferred to ATI.

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Item 8.  Legal Proceedings.

No legal proceedings are currently on-going, contemplated or threatened.

Item 9.  Market for Common Equity and Related Stockholder Matters.

The common stock of Synergy 2000 began trading in October of 1997 on the Over-the-Counter stock market known as the NASDAQ Election Bulletin Board. The quarterly high and low closing bid prices for the quarters recently ended provided is shown below.

                         1997
                         ----
                   High        Low
                   ----        ---
4th Quarter        4.437       2.125

                         1998
                         ----
1st Quarter        5.50        4.375
2nd Quarter        5.593       5.00
3rd Quarter        5.50        5.00
4th Quarter        4.50        2.375

These Over-The-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Item 10. Recent Sales of Unregistered Securities.

On the date of incorporation, February 21, 1996, five million (5,000,000) restricted common shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor III. On October 1, 1996, four million restricted common shares (4,000,000) were issued to Corporate Service Group (Tabor is a beneficial owner of Corporate Service Group) for corporate development and management support. Total consideration for the sale was $4,500. The sale was exempt pursuant to 4(2) of the Securities Act of 1933.

A total of 1,500,000 (post-split) shares were issued pursuant to a stock offering and sale in New York, Florida, Canada and Greece, pursuant to ss.504
(D). These shares are not restricted. Total consideration paid was $7,500.

On January 17, 1997, current management joined the Company and obtained control of the Company from Corporate Service Group and the initial officer and director. Of the 9,000,000 shares their owned by Corporate Service Group and William E. Tabor, a total of 8,500,000 shares were returned to the treasury and canceled for $67,000. New management acquired 6,300,000 shares for $6,300 and the corporation sold 2,200,000 shares for $90,000 to Michael York became a principal shareholder. The Company believes transaction is exempt under Section 4(2) of the Securities Act as the individual purchases were accredited investors.

In September of 1997, the company sold 125,000 restricted common shares to George Stephanopoulos for $125,000. An additional sale of 12,500 restricted common shares was made to Ron Huffman in return for $12,500. Huffman subscribed to an additional 112,500 shares totaling $112,500, but these shares have not yet been issued or paid for. The Company believes transaction is exempt under
Section 4(2) of the Securities Act as the individual purchases were accredited investors.

In June, 1998 the Company issued 200,000 shares in conjunction with the formation of a new subsidiary in which the Company received a 51% interest. Because of the Company's control of the subsidiary these shares are not considered outstanding. If such shares were deemed outstanding the issuance would be exempt pursuant to Section 4(2) of the Act as the purchaser, is an entity controlled by the Company.

As of December 31, 1998, there were 10,637,500 common shares outstanding, of which 9,137,500 were restricted shares.

(NOTE: On December 31, 1996, the company implemented a 2-for-1 forward stock split without change in the par value of the stock. All references to stock amounts have been adjusted to reflect the 2-for-1 stock split.)

Item 11. Description of Securities (Common Stock to be Registered).

The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share. At the close of business on December 31, 1997, there were 10,637,500 shares of Common Stock outstanding. Of the outstanding shares, a total of 1,500,000 were held by the general public.

Holders of Common Stock are entitled to one vote per share on all matters concerning which shareholders are entitled to vote. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting is a majority of the shares entitled to vote, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter is required for shareholder approval.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereof and after payment of dividends, if any, due on any outstanding shares of Preferred Stock. Upon liquidation of the Company, such holders would share ratably in the assets, if any, remaining after payment of all debts and liabilities and after satisfaction of the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock do not have preemptive, conversion or redemption rights.

Transfer Agent

The transfer agent and registrar for the Company's Common and Preferred Stock is Securities Transfer Corporation, P. O. Box 701629, Dallas, TX 75370.

Paying Agent
The Company will act as the Paying Agent for any dividends.

No Other Classes of Shares Authorized or Issued

No preferred shares are to be registered. The Company has not authorized or issued any classes of Preferred Stock.

Item 12. Indemnification of Directors and Officers.

As permitted by Delaware law, the Company's Articles and Certificate of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Item 13. Financial Statements and Exhibits.

         (1) 1996 and 1997 Audited Financial Statement including Income Statement, Cash Flows and Changes in Shareholder Equity, including 1998 Interim Unaudited Financial Statement for September 30 and the nine period then enter including Balance Sheet and Statements of Income, Cash Flows and Changes in Shareholder Equity.


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

No change in accountants has occurred and no disagreements have occurred.

Item 15. Financial Statements. See Item 13

F-1. Audit Report for 1996 and 1997, including Interim Unaudited Financial Statements for the third quarter of 1998.

                                    PART III

Description to Exhibits (reciting exhibit numbers specified by Regulation S-B).

         3. Articles of Incorporation and By-laws.*


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

         10.   Material Contracts.

         10.1  Employment Agreements of Eli Dabich, Jr. and Jeanette T. Smith.*

         10.2  Company Contract with International Paper.*

         10.3  Company Contract with Marsh and McLennan Companies, Inc.*

         10.4  Company Contract with Zenith Insurance Company.*

         10.5  License Agreement of Argos 2000, a majority-owned subsidiary.*

         21.   Schedule of Subsidiaries.

         27.   Financial Data Schedule.

         *     Previously Filed.


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


         SIGNATURE
         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

         (Registrant)                                SYNERGY 2000, Inc.
                                                     ------------------

         Date                       February 12, 1999

         By                         /S/  Eli Dabich, Jr.
                                    --------------------
                                    Eli Dabich, Jr. as President

                               SYNERGY 2000, INC.
                              FINANCIAL STATEMENTS


Contents                                                            Page No.
--------                                                            --------

Report of Independent Auditors                                         F-1

Balance Sheets                                                         F-2

Statements of Operations                                               F-3

Statements of Stockholders' Equity                                     F-4

Statement of Cash Flows                                                F-5

Notes to Financial Statements                                          F-6

Notes to Financial Statements (Continued)                              F-7

Consolidated Balance Sheets                                            F-8

Consolidated Statements of Operations                                  F-9

Consolidated Statements of Stockholders' Equity                        F-10

Consolidated Statements of Cash Flows                                  F-11

Consolidated Notes to Financial Statements                             F-12

Consolidated Notes to Financial Statements (Continued)                 F-13

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Synergy 2000, Inc.

We have audited the accompanying balance sheet of Synergy 2000, Inc. (a development stage company through December 31, 1996) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period of inception to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy 2000, Inc., December 31, 1997 and 1996, and the results of its operations and its cash flows for the period of inception to December 31, 1996, in conformity with generally accepted accounting principles.




MILNER, BALES AND COMPANY
Greenville, South Carolina
April 30, 1998

                               SYNERGY 2000, INC.
                                 Balance Sheets
                           December 31, 1997 and 1996

                                                                                 1997                     1996
                                                                              ---------                 --------
ASSETS
------
     Current Assets:
         Cash                                                                 $ 137,612                 $ 12,000
         Accounts Receivable                                                     64,024                       --
         Common Stock Subscriptions Receivable                                  112,500                  250,000
                                                                              ---------                 --------
              Total Current Assets                                              314,136                  262,000

     Equipment, Net                                                               3,635                       --
     Organization Costs, Net                                                        136                      179
                                                                              ---------                 --------
              Total Assets                                                    $ 317,907                 $262,179
                                                                              =========                 ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

     Current Liabilities:
         Accounts Payable                                                       $ 5,273                    $ 600
         Accrued Payroll Taxes                                                   10,395                       --
                                                                              ---------                 --------
              Total Current Liabilities                                          15,668                      600

     Deferred Income Taxes                                                        1,007                       --
     Stockholders' Equity:
         Common Stock, Par Value $.001;
            Authorized 25,000,000 Shares;
            Issued and Outstanding 10,637,500 Shares at
            December 31, 1997 and 10,500,000 Shares
            at December 31, 1996                                                 10,637                   10,500
         Common Stock Subscribed, 112,500 Shares at
            December 31, 1997 and 250,000 shares at
            December 31, 1996                                                   112,500                  250,000
         Capital in Excess of Par Value of Common Stock                         236,663                    1,500
         Retained (Deficit)                                                     (58,568)                    (421)
                                                                              ---------                 --------
              Total Stockholders' Equity                                        301,232                  261,579
                                                                              ---------                 --------
              Total Liabilities and Stockholders' Equity                      $ 317,907                 $262,179
                                                                              =========                 ========

See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                            Statements of Operations
                    For the Year Ended December 31, 1997 and
                   the Date of Inception to December 31, 1996



                                                           1997                  1996
                                                         --------               ------
Fees Billed                                              $480,335               $   --

Operating Expenses:
       Salaries                                           222,391                   --
       Contract Services                                   37,451                   --
       Taxes and Licenses                                  12,044                   --
       Auto and Truck                                       7,661                   --
       Travel and Business                                 92,225                   --
       Meals and Entertainment                              7,748                   --
       Advertising                                         28,177                   --
       Professional Fees                                   15,279                   --
       Rent                                                 5,778                   --
       Repairs and maintenance                                260                   --
       Telephone                                           11,607                   --
       Supplies                                            11,343                   --
       Insurance                                           11,163                   --
       Postage                                              2,449                   --
       Dues and Subscriptions                               2,079                   --
       Investor Relations                                   5,125                   --
       Filing Fees                                          5,260                   --
       Miscellaneous                                          935                  421
                                                         --------               ------
                                                          478,975                  421
                                                         --------               ------

Net Income (Loss) Before Income Taxes                       1,360                 (421)

Provision for Income Taxes                                  1,007                   --
                                                         --------               ------

Net Income (Loss)                                           $ 353               $ (421)
                                                         ========               ======





See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                       Statements of Stockholder's Equity
               For the Date of Inception to December 31, 1996 and
                        the Year Ended December 31, 1997


                                                                                Capital                              Total
                                                           Common              In Excess                             Stock-
                                          Common            Stock               of Par          Retained            holders'
                                          Stock           Subscribed             Value          (Deficit)            Equity
                                          ------          ----------          ----------        ---------           --------
Balance -
 Date of Inception                       $    --           $     --            $     --         $     --            $     --

     Shares Sold                           5,250                 --               6,750               --              12,000
     Shares Subscribed                       --             250,000                 --                --             250,000
     Shares Split                          5,250                 --              (5,250)              --                  --
     Net Loss                                --                  --                 --              (421)               (421)
                                         -------           --------             -------         --------            --------

Balance -
 December 31, 1996                        10,500            250,000               1,500             (421)            261,579


     Shares Sold                           9,380                 --             104,420               --             113,800
     Subscriptions
         Received                            137           (137,500)            137,363               --                  --
     Shares Redeemed                      (9,380)                --              (6,620)         (58,500)            (74,500)
     Net Income                               --                 --                  --              353                 353
                                         -------           --------             -------         --------            --------

Balance -
 December 31, 1997                       $10,637           $112,500            $236,663         $(58,568)           $301,232
                                         =======           ========            ========         ========            ========










See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                            Statements of Cash Flows
                    For the Year Ended December 31, 1997 and
                   the Date of Inception to December 31, 1996



                                                                                                 1997                   1996
                                                                                               --------               --------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net Income (Loss)                                                                       $    353               $  (421)
       Adjustments to Reconcile Net Income (Loss) to Net Cash
        Provided by (Used) in Operating Activities:
            Depreciation                                                                            404                    --
            Amortization                                                                             43                    36
            Increase in Accounts Receivable                                                     (64,024)                   --
            Increase in Accounts Payable                                                          4,673                   600
            Increase in Accrued Payroll Taxes                                                    10,395                    --
            Increase in Deferred Income Taxes                                                     1,007                    --
                                                                                               --------               -------

                   Net Cash Provided by (Used) in Operating Activities                          (47,149)                  215
                                                                                               --------               -------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Aquisition of Equipment                                                                   (4,039)                   --
       Organization Costs                                                                            --                  (215)
                                                                                               --------               -------

                   Net Cash Used in Investing Activities                                         (4,039)                 (215)
                                                                                               --------                ------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Issuance of Stock                                                                        251,300                12,000
       Redemption of Stock                                                                      (74,500)                   --
                                                                                               --------               -------

                   Net Cash Provided by Financing Activities                                    176,800                12,000
                                                                                               --------               -------


NET INCREASE IN CASH                                                                            125,612                12,000

CASH - BEGINNING                                                                                 12,000                    --
                                                                                               --------               -------

CASH - ENDING                                                                                  $137,612               $12,000
                                                                                               ========               =======





See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                          Notes to Financial Statements
                                December 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Synergy 2000, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statemnts and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company was incorporated on February 20, 1996 in the state of Delaware and was a development stage company through December 31, 1996. It began operations in 1997 as an information systems integrator and management consulting firm providing value added technology and management solutions for companies to prepare them tactically and strategically for the Year 2000 and beyond. The Company offers a suite of products and services for solving systems' problems related to the Year 2000 and the inability to process computer application code with date-related fields. The Company provides services to clients throughout the nation, as well as some foreign markets. Since the Company's clients include all industries, its ability to collect amounts due from them as a result of extending them credit, is not affected by economic fluctuations in any particular industry.

Depreciation - The Company's equipment is depreciated using the straight-line method. Depreciation expense totalled $404 for the year ended December 31, 997 and $0 for the period of inception to December 31, 1996.

Organization Costs - Organization costs ($215) are being amortized using the straight-line method over 60 months. Amortization expense charged to operations amounted to $43 for the year ended December 31, 1997 and 436 for the date of inception to December 31, 1996. Accumulated amortization was $79 at December 31, 1997 and $36 at December 31, 1996.

Deferred Income Taxes - For income tax reporting, the Company used accounting methods that recognizes depreciation sooner than for financial statement reporting and does not recognize income and certain expenses until received or paid. As a result, the basis of equipment, accounts receivable, and certain accrued expenses for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions, and increased income for tax purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 - EQUIPMENT Equipment consists of the following:


              Computer Equipment







Common Stock Subscribed - On December 31, 1996, 250,000 shares of the Company's $.001 par value common stock was subscribed to for a total price of $250,000. For the eleven months ended November 30, 1997, $137,482 of the subscriptions were received. The remaining $112,518 was outstanding at December 31, 1997.

Net (Loss) Per Share - Net (loss) per common share has not been computed since it is not significant.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                     Consolidated Balance Sheet (Unaudited)


                                                                 September 30,
                                                                     1998
                                                                 -------------
ASSETS
------

  Current Assets:
     Cash                                                       $   141,232
     Accounts Receivable                                            272,841
     Common Stock Subscriptions Receivable                          112,500
                                                                 ----------
        Total Current Assets                                        526,573

  Equipment, Net                                                      4,532

  Other Assets:
     Intangible Assets, Net                                         936,765
     Organization Costs, Net                                            104
                                                                -----------
        Total Other Assets                                          936,869
                                                                -----------

        Total Assets                                            $ 1,467,974
                                                                ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

  Current Liabilities:
     Accounts Payable                                           $    44,645
     Accrued Payroll Taxes                                            9,020
     Accrued Income Taxes                                            51,237
                                                                -----------
         Total Current Liabilities                                  104,902

  Deferred Income Taxes                                                 ---
  Minority Interest in Consolidated Subsidiary                      463,728

  Stockholders' Equity:
     Common Stock, Par Value $.001;
      Authorized 25,000,000 Shares;
      Issued and Outstanding 10,637,500 Shares                       10,637
     Common Stock Subscribed, 112,500 Shares                        112,500
     Capital in Excess of Par Value of Common Stock                 726,663
     Retained Earnings (Deficit)                                     49,544
                                                                -----------
         Total Stockholders' Equity                                 899,344
                                                                -----------

         Total Liabilities and Stockholders' Equity             $ 1,467,974
                                                                ===========



See accompanying notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Operations (Unaudited)

                                                             Nine Months                  Nine Months
                                                                Ended                        Ended
                                                            September 30,                September 30,
                                                                1998                         1997
                                                            -------------                -------------
Fees Billed                                                  $1,458,581                   $ 377,789

Operating Expenses:
   Salaries                                                     182,280                     168,300
   Contract Services                                            853,972                      33,122
   Taxes and Licenses                                            14,476                      10,571
   Auto and Truck                                                 1,414                       5,766
   Travel and Business                                           42,718                      71,809
   Meals and Entertainment                                        1,455                       4,801
   Advertising                                                   62,838                      14,340
   Professional Fees                                             42,640                      13,635
   Rent                                                           8,777                       2,250
   Telephone                                                     20,368                       6,280
   Supplies                                                      11,874                       6,328
   Insurance                                                     27,239                       7,845
   Postage and Shipping                                           3,678                       1,033
   Dues and Subscriptions                                           690                       1,545
   Investor Relations                                             4,617                         ---
   Miscellaneous                                                 28,259                       5,405
                                                             ----------                   ---------
                                                              1,307,295                     353,030
                                                             ----------                   ---------

Net Income (Loss) Before Income Taxes                           151,286                      24,759

Income Tax (Expense) Benefit                                    (50,230)                     (5,228)
                                                             ----------                   ---------

Net Income (Loss) Before Minority Interest                      101,056                      19,531

Minority Interest in Net Income (Loss)                            7,056                       ---
                                                             ----------                   ---------

Consolidated Net Income (Loss)                               $  108,112                   $  19,531
                                                             ==========                   =========




See accompanying notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
           Consolidated Statement of Stockholder's Equity (Unaudited)

                                                                            Capital                                 Total
                                                        Common             In Excess           Retained            Stock-
                                      Common            Stock               of Par             Earnings           holders'
                                       Stock           Subscribed             Value            (Deficit)            Equity
                                      -------          ----------          ---------          ----------         ---------
Balance -
 December 31, 1997                    $10,637          $112,500            $236,663            $(58,568)          $301,232

     Sale of Subsidiary
      Common Stock                        ---               ---             490,000                 ---            490,000
     Net Income                           ---               ---                 ---             108,112            108,112
                                      -------          --------            --------            --------           --------

Balance -
 September 30, 1998                   $10,637          $112,500            $726,663            $ 49,544           $899,344
                                      =======          ========            ========            ========           ========









See accompanying notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Unaudited)

                                                                              Nine Months            Nine Months
                                                                                Ended                   Ended
                                                                             September 30,           September 30,
                                                                                 1998                    1997
                                                                             -------------           -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss)                                                          $ 101,056               $  19,531
   Adjustments to Reconcile Net Income (Loss)
    to Net Cash Provided by Operating Activities:
       Depreciation                                                                 668                     ---
       Amortization                                                              24,052                      32
       Dec. (Inc.) in Accounts Receivable                                      (208,817)                (37,465)
       Inc. (Dec.) in Accounts Payable                                           39,372                  14,950
       Inc. (Dec.) in Accrued Payroll Taxes                                      (1,375)                 15,551
       Inc. (Dec.) in Deferred Income Taxes                                      (1,007)                    ---
       Inc. (Dec.) in Accrued Income Taxes                                       51,237                   5,228
                                                                              ---------               ---------

              Net Cash Provided by Operating
               Activities                                                         5,186                  17,827
                                                                              ---------               ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Aquisition of Equipment                                                       (1,566)                    ---
                                                                              ---------               ---------

             Net Cash Used in Investing Activities                               (1,566)                    ---
                                                                              ---------               ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of Stock                                                                ---                 138,800
   Redemption of Stock                                                              ---                 (74,500)
                                                                              ---------               ---------

           Net Cash Provided by Financing
            Activities                                                              ---                  64,300
                                                                              ---------               ---------

NET INCREASE IN CASH                                                              3,620                  82,127

CASH - BEGINNING                                                                137,612                  12,000
                                                                              ---------               ---------

CASH - ENDING                                                                 $ 141,232               $  94,127
                                                                              =========               =========


See accompanying notes to financial statements.